UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Eleven Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

286221106

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(617) 868-1888

with a copy to:

Sarah Rothermel, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 286221106	13D	Page 2 of 19 Pages

(1)	Names of reporting persons Flagship Ventures Fund 2007, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,907,008
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,907,008
(11)	Aggregate amount beneficially owned by each reporting person. 1,907,008 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 11.8% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 286221106	13D	Page 3 of 19 Pages

(1)	Names of reporting persons Flagship Ventures 2007 General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,907,008
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,907,008
(11)	Aggregate amount beneficially owned by each reporting person. 1,907,008 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 11.8% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

CUSIP No. 286221106	13D	Page 4 of 19 Pages

(1)	Names of reporting persons Flagship Ventures Fund IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,173,149
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,173,149
(11)	Aggregate amount beneficially owned by each reporting person. 1,173,149 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 7.3% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 286221106	13D	Page 5 of 19 Pages

(1)	Names of reporting persons Flagship Ventures Fund IV-Rx, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 293,268
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 293,268
(11)	Aggregate amount beneficially owned by each reporting person. 293,268 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 1.8% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 286221106	13D	Page 6 of 19 Pages

(1)	Names of reporting persons Flagship Ventures Fund IV General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,466,417
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,466,417
(11)	Aggregate amount beneficially owned by each reporting person. 1,466,417 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 9.1% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

CUSIP No. 286221106	13D	Page 7 of 19 Pages

(1)	Names of reporting persons Noubar B. Afeyan, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 3,373,425
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 3,373,425
(11)	Aggregate amount beneficially owned by each reporting person. 3,373,425 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 20.9% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 286221106	13D	Page 8 of 19 Pages

(1)	Names of reporting persons Edwin M. Kania, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 3,373,425
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 3,373,425
(11)	Aggregate amount beneficially owned by each reporting person. 3,373,425 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 20.9% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 286221106	13D	Page 9 of 19 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Eleven Biopharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 215 First Street, Suite 400, Cambridge, Massachusetts 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by: Flagship Ventures Fund 2007, L.P., a Delaware limited partnership (“Flagship 2007 Fund”); Flagship Ventures 2007 General Partner LLC, a Delaware limited liability company (“Flagship 2007 GP”); Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship IV Fund”); Flagship Ventures Fund IV-Rx, L.P., a Delaware limited partnership (“Flagship IV-Rx Fund”); Flagship Ventures Fund IV General Partner LLC, a Delaware limited liability company (“Flagship IV GP”); Noubar B. Afeyan, Ph.D. (“Mr. Afeyan”); and Edwin M. Kania, Jr. (“Mr. Kania).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to Flagship 2007 GP, Flagship IV GP, Afeyan, and Kania.

(b)	The business address of each of the Reporting Persons is:

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(c)	The present principal business of each of the Reporting Persons is the venture capital investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Flagship 2007 Fund	Delaware, United States of America
Flagship 2007 GP	Delaware, United States of America
Flagship IV Fund	Delaware, United States of America
Flagship IV-Rx Fund	Delaware, United States of America
Flagship IV GP	Delaware, United States of America
Mr. Afeyan	United States of America
Mr. Kania	United States of America

Additional information concerning the Reporting Persons is set forth on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On August 28, 2009, the Reporting Persons acquired 1,750,000 shares of the Issuer’s Common Stock at a price per share of approximately $0.01, for an aggregate purchase price of $17,599.00. These shares were acquired with working capital.

CUSIP No. 286221106	13D	Page 10 of 19 Pages

On February 8, 2010, the Reporting Persons acquired 2,250,000 shares of the Issuer’s Series A convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $2,250,000.00 . These shares were acquired with working capital.

On September 30, 2010, the Reporting Persons acquired 2,000,000 shares of the Issuer’s Series A convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $2,000,000.00. These shares were acquired with working capital.

On February 23, 2011, the Reporting Persons acquired 3,250,000 shares of the Issuer’s Series A convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $3,250,000.00. These shares were acquired with working capital.

On January 15, 2012, the Reporting Persons acquired 1,500,000 shares of the Issuer’s Series A convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $1,500,000.00. These shares were acquired with working capital.

On May 30, 2012, the Reporting Persons acquired 5,250,000 shares of the Issuer’s Series A convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $5,250,000.00. These shares were acquired with working capital.

On December 4, 2013, the Reporting Persons acquired 2,100,266 shares of the Issuer’s Series B convertible preferred stock at a price per share of $1.75, for an aggregate purchase price of $3,675,464.84. These shares were acquired with working capital.

On December 30, 2013, the Reporting Persons acquired 916,070 shares of the Issuer’s Common Stock through the exercise of 916,070 warrants underlying such shares. The shares were acquired with working capital at an exercise price per share of $0.01, for an aggregate purchase price of $9,160.70. The warrants were acquired by the Reporting Persons in conjunction with their purchase of: (i) the Issuer’s 7% convertible promissory notes on June 28, 2013; and (ii) the Issuer’s Series B convertible preferred stock on December 4, 2013.

On January 21, 2014, the Issuer effected a one-for-6.35 reverse split of its Common Stock, which resulted in the Reporting Persons owning, in aggregate, 419,852 shares of Common Stock.

In conjunction with the Issuer’s initial public offering on February 6, 2014 (the “IPO”), the Reporting Persons acquired 378,729 shares of Common Stock. These shares were acquired with working capital at the initial public offering price of $10.00 per share for an aggregate purchase price of $3,787,290. Following the purchase of such shares in the IPO, the Reporting Persons owned, in aggregate, 798,581shares of the Issuer’s Common Stock.

Following the closing of the Issuer’s IPO on February 11, 2014, the Reporting Persons’ shares of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock converted into shares of Common Stock on a 1-for-6.35 basis. After the conversion of the Series A convertible preferred stock and the Series B convertible preferred stock, the Reporting Persons owned, in aggregate, 3,373,425 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of shares of the Issuer’s Common Stock or other securities of the Issuer held by such stockholders.

Mr. Afeyan is a member of the Board of Directors of the Issuer and is also a manager of Flagship 2007 GP and Flagship IV GP. Mr. Afeyan does not own any shares of the Issuer’s Common Stock in his individual capacity, but, as manager of Flagship 2007 GP and Flagship IV GP, Mr. Afeyan may be deemed to share voting and dispositive power with respect to the shares held by Flagship 2007 Fund, Flagship IV Fund, and Flagship IV-Rx Fund. Mr. Afeyan hereby disclaims beneficial ownership of the shares of Common Stock held by Flagship 2007 Fund, Flagship IV Fund, and Flagship IV-Rx Fund, except to the extent of his pecuniary interest therein. See Attachment A for more details.

CUSIP No. 286221106	13D	Page 11 of 19 Pages

David A. Berry, M.D., Ph.D..is a member of the Board of Directors of the Issuer and is also a member of Flagship 2007 GP and Flagship IV GP. Mr. Berry does not own any shares of the Issuer’s Common Stock in his individual capacity and has no voting or investment control over the shares of Common Stock held by Flagship 2007 Fund, Flagship IV Fund, and Flagship IV-Rx Fund. Mr. Berry hereby disclaims beneficial ownership of the shares of Common Stock held by Flagship 2007 Fund, Flagship IV Fund, and Flagship IV-Rx Fund, except to the extent of his pecuniary interest therein.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Other than as described above and as set forth in the Investors’ Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 16,143,070 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported by the Issuer to the Company on February 12, 2014. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	Flagship Ventures Fund 2007, L.P.

(a)	As of the closing of business on February 13, 2013, Flagship 2007 Fund was the record owner and beneficial owner of 1,907,008 shares of the Issuer’s Common Stock (the “2007 Record Shares”), representing a beneficial ownership interest of approximately 11.8% of the outstanding shares of Common Stock.

CUSIP No. 286221106	13D	Page 12 of 19 Pages

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,907,008

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,907,008

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

B.	Flagship Ventures 2007 General Partner LLC

(a)	In its capacity as general partner of Flagship 2007 Fund, Flagship 2007 GP may be deemed to be the beneficial owner of the 2007 Record Shares, representing a beneficial ownership interest of approximately 11.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,907,008

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,907,008

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

C.	Flagship Ventures Fund IV, L.P.

(a)	As of the closing of business on February 13, 2013, Flagship IV Fund was the record owner and beneficial owner of 1,173,149 shares of the Issuer’s Common Stock (the “IV Record Shares”), representing a beneficial ownership interest of approximately 7.3% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,173,149

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,173,149

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

CUSIP No. 286221106	13D	Page 13 of 19 Pages

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

D.	Flagship Ventures Fund IV-Rx, L.P.

(a)	As of the closing of business on February 13, 2013, Flagship IV-Rx Fund was the record owner and beneficial owner of 293,268 shares of the Issuer’s Common Stock (the “IV-Rx Record Shares”), representing a beneficial ownership interest of approximately 1.8% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	293,268

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	293,268

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

Flagship Ventures Fund IV General Partner LLC

(a)	In its capacity as general partner of Flagship IV Fund and Flagship IV-Rx Fund, Flagship IV GP may be deemed to be the beneficial owner of the IV Record Shares and the IV-Rx Record Shares, representing a beneficial ownership interest of approximately 9.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,466,417

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,466,417

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

E.	Noubar B. Afeyan, Ph.D.

(a)	In his capacity as manager of each of Flagship 2007 GP and Flagship IV GP, Mr. Afeyan may be deemed to be the beneficial owner of the 2007 Record Shares, the IV Record Shares, and the IV-Rx Record Shares, representing a beneficial ownership interest of approximately 20.9% of the outstanding shares of Common Stock.

CUSIP No. 286221106	13D	Page 14 of 19 Pages

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,373,425

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,373,425

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

F.	Edwin M. Kania, Jr.

(a)	In his capacity as manager of each of Flagship 2007 GP and Flagship IV GP, Mr. Kania may be deemed to be the beneficial owner of the 2007 Record Shares, the IV Record Shares, and the IV-Rx Record Shares, representing a beneficial ownership interest of approximately 20.9% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,373,425

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,373,425

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please	see Attachment A for additional information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

Flagship 2007 Fund, Flagship IV Fund, and Flagship IV-Rx Fund are parties to an Amended and Restated Registration Rights Agreement, dated as of December 4, 2013, by and among the Issuer and certain of its stockholders (the “Investor Rights Agreement”). Upon the closing of the Issuer’s IPO, holders of a total of 8,729,843 shares of the Issuer’s Common Stock outstanding or issuable upon exercise of certain warrants held by Silicon Valley Bank (the “SVB Warrants”) as of January 21, 2014, after giving effect to the automatic conversion of all outstanding shares of the Issuer’s preferred stock into an aggregate of 8,260,444 shares of Common Stock upon the closing of the IPO, the issuance of 333,799 shares of Common Stock upon the exercise of outstanding warrants held by some of the Issuer’s preferred stockholders, at an exercise price of $0.06 per share, which otherwise expired upon the closing of the IPO and the conversion of the SVB Warrants into warrants to purchase common stock as a result of the automatic conversion of all outstanding shares of the Issuer’s preferred stock upon the closing of the IPO, have the right to require the Issuer to register such shares under the Securities Act of 1933, as amended (the “Securities Act”) under specified circumstances. After registration pursuant to these rights, the shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights under the Investor Rights Agreement will expire five years after the closing of the IPO.

CUSIP No. 286221106	13D	Page 15 of 19 Pages

Demand and Form S-3 Registration Rights

Beginning six months after the commencement of the IPO, subject to specified limitations set forth in the Investor Rights Agreement, at any time, the holders of at least 25% of the then outstanding shares having rights under the Investor Rights Agreement, which are referred to as registrable securities, may demand that the Issuer register at least 25% of the registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $5,000,000. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the Investor Rights Agreement, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, holders of at least 10% of the registrable securities then outstanding may request that the Issuer register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1,000,000. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of the IPO, the Issuer proposes to register for its own account any of its securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require the Issuer to use its best efforts to register all or a portion of the registrable securities then held by them in that registration. Under the SVB Warrants, Silicon Valley Bank is also entitled to notice of the registration at the time that the Issuer provides notice of the registration to the holders of registrable securities.

In the event that any registration in which the holders of registrable securities participate pursuant to the Investor Rights Agreement or Silicon Valley Bank participates pursuant to the SVB Warrants is an underwritten public offering, the Issuer has agreed to enter into an underwriting agreement containing customary representations and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering.

In the event that any registration in which the holders of registrable securities participate pursuant to the Investor Rights Agreement or Silicon Valley Bank participates pursuant to the SVB Warrants is an underwritten public offering, the Issuer will use its best efforts to include the requested securities to be included, but such inclusions may be limited by market conditions to the extent set forth in the Investor Rights Agreement.

Expenses

Pursuant to the Investor Rights Agreement, the Issuer is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts, selling commissions and fees and expenses of a selling stockholder’s own counsel related to any demand, Form S-3 or incidental registration. The Issuer is not required to pay registration expenses if the registration request under the Investor Rights Agreement is withdrawn at the request of holders initiating such registration request, unless the withdrawal is due to discovery of a materially adverse change in the Issuer’s business after the initiation of such registration request.

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

*****

CUSIP No. 286221106	13D	Page 16 of 19 Pages

The foregoing description of the terms of the Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, itself, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

99.2	Amended and Restated Registration Rights Agreement dated December 4, 2013, among the Issuer and the Issuer’s stockholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-193131), filed with the Securities and Exchange Commission on December 30, 2013).

CUSIP No. 286221106	13D	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By:	Flagship Ventures Fund IV General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.